EXHIBIT 99.1

DeFi Technologies Announces Partnership with OMFIF's Digital Monetary Institute and Confirms Participation at the Digital Money Summit 2026 in London

Partnership establishes the DVIO Index as a recurring institutional data reference across OMFIF's global network, while Andrew Forson joins regulators and policymakers to discuss custody, staking, and consumer protection in digital assets.

  DeFi Technologies partners with OMFIF's Digital Monetary Institute, integrating the DVIO Index as a recurring data reference across its global network of central banks, regulators, and institutional investors
  Partnership expands institutional distribution and visibility of Valour's regulated digital asset ETP platform, positioning DVIO as a forward-looking signal of capital flows across digital assets
  Andrew Forson to represent DeFi Technologies at the Digital Money Summit 2026 in London, joining global policymakers to discuss custody, staking, and consumer protection in digital assets

TORONTO, May 8, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NASDAQ: DEFT) (CBOE CA: DEFI) (GR: R9B) (B3: DEFT31), a financial technology company bridging traditional capital markets with decentralised finance, today announced a partnership with OMFIF's Digital Monetary Institute (DMI) and confirmed its participation at the OMFIF Digital Money Summit 2026, taking place in London on 19–20 May 2026.

The partnership formalises an ongoing collaboration between DeFi Technologies and OMFIF, anchored by the inclusion of the DEFT Valour Investment Opportunity Index (DVIO) as a recurring data reference within OMFIF's institutional network. The partnership also includes sponsorship of the Digital Money Summit 2026 and a consistent marketing presence across OMFIF DMI channels, creating a long-term institutional platform for the Valour ETP product range.

Through this relationship, DeFi Technologies establishes the DVIO Index as a recurring data signal within a global network of central banks, regulators, asset managers, and financial institutions, positioning Valour's product platform directly within the institutional conversations shaping the future of digital asset markets.

Distributing the DVIO Index to a global institutional audience

The DVIO Index is a rules-based, weekly rebalanced index engineered by DeFi Technologies to track the top 50 digital assets by assets under management (AUM) within Valour's regulated exchange-traded product (ETP) platform. Unlike price-based indices, DVIO is built entirely on real capital allocation data, measuring how regulated institutional capital moves across digital asset classes week over week.

Through this partnership, OMFIF will distribute DVIO insights and reports across its institutional network, integrate the index into the DMI newsletter, and feature DeFi Technologies in dedicated content formats, including a recorded conversation between Andrew Forson, President of DeFi Technologies, and Lewis McLellan, Editor of OMFIF's Digital Monetary Institute.

This distribution extends the reach of the DVIO Index into the central banking, policy, and institutional investment community that OMFIF convenes globally, providing targeted visibility for Valour's ETP platform among leading financial institutions and asset allocators.

A unified institutional platform across the Valour ETP range

As part of the partnership, DeFi Technologies has renewed its membership in OMFIF's Digital Monetary Institute through 2027. DMI membership provides year-round engagement with OMFIF's network of central banks, regulators, and financial institutions, including access to closed-door meetings, research publications, and ongoing policy and market dialogues.

The partnership also extends to OMFIF's Nordic Forum in August 2026, offering direct engagement in one of Europe's most strategically important regions for Valour's ETP business.

Valour, a wholly owned subsidiary of DeFi Technologies, operates one of the world's most extensive regulated digital asset ETP platforms, with over 100 products listed across European exchanges and B3 in Brazil. All Valour ETPs operate within a unified product framework, including a consistent fee structure, shared liquidity model, and common regulatory and operational infrastructure.

For institutional allocators, this standardisation enables direct comparison across digital asset exposures without adjusting for structural or venue-based differences. It also strengthens the integrity of the DVIO Index, as its signals are derived from consistent, regulated investment products rather than fragmented market data.

The Valour platform includes UK-listed products distributed through Lloyds Banking Group, Halifax, and Bank of Scotland, including 1Valour Bitcoin Physical Staking (1VBS) and 1Valour Ethereum Physical Staking (1VET). It also includes a Brazilian product range listed on B3, including DEFT31, BTCV39, ETHV39, XRPV39, VSOL39, and VSUI39. Across all jurisdictions, investors access the same product architecture: regulated, transparent, and operationally aligned.

Participation in the OMFIF Digital Money Summit 2026

Andrew Forson, President of DeFi Technologies and Chief Growth Officer of Valour, will participate in Session VII of the Digital Money Summit 2026: "Who bears the risk? Custody, staking, and consumer protection in digital assets."

The session will examine how regulators are approaching custody provision and other services for cryptoassets that fall outside the securities perimeter, the effectiveness of frameworks such as MiCA and emerging US legislation, the systemic considerations posed by vertically integrated crypto firms, and how policymakers can achieve consistent regulatory standards while minimising fragmentation and regulatory arbitrage.

Forson will be joined by Carla Carriveau, Head of the Office of International Affairs and Senior Advisor to the Acting Superintendent at the New York Department of Financial Services, and Laura Weil, Policy Officer for Digital Finance at the European Securities and Markets Authority (ESMA).

"OMFIF and its Digital Monetary Institute convene exactly the audience our products are built to serve: central banks, regulators, investors, asset managers, banks, and technology providers shaping the future of capital markets," said Andrew Forson, President of DeFi Technologies. "Bringing the DVIO Index into that conversation, and contributing to the regulatory dialogue at the Digital Money Summit, reflects what we believe institutional digital asset infrastructure should look like: regulated, consistent, and transparent."

About OMFIF and the Digital Monetary Institute

OMFIF, the Official Monetary and Financial Institutions Forum, is an independent forum for central banking, economic policy, and public investment. Its Digital Monetary Institute (DMI) convenes public and private sector stakeholders focused on digital currencies and the future of capital markets.

The Digital Money Summit and the broader DMI community bring together senior decision-makers from institutions including:

Central banks: including the Bank of England, Banco Central do Brasil, Bank of Canada, Banque de France, Banco de España, Bank of Israel, Central Bank of Ireland, Hong Kong Monetary Authority, and Bank Negara Malaysia, among many others

Regulators and policymakers: including ESMA, the New York Department of Financial Services, BaFin, and the All-Party Parliamentary Group on Central Bank & Digital Currency

Global financial institutions: including BNY Mellon, Citi, Goldman Sachs, HSBC, Commerzbank, and the Depository Trust and Clearing Corporation

Market infrastructure and technology providers: including CME Group, Circle, Crown Agents Bank, and IDEMIA

This composition makes OMFIF a uniquely high-signal distribution channel for the DVIO Index and a credible forum for institutional dialogue on the regulated digital asset market.

Continuing the London conversation: DeFi Technologies Capital Markets Series

The Digital Money Summit comes at a timely moment, as DeFi Technologies returns to London just weeks later for the next edition of the DeFi Technologies Capital Markets Series on 4 June 2026. The invite-only gathering will convene a select group of asset managers, institutional investors, and allocators at Canada House, in collaboration with the Canada-UK Chamber of Commerce.

Agenda highlights include:

  Institutional access to digital assets through regulated investment products by DeFi Technologies and Valour
  Market perspectives on Bitcoin and Ethereum as maturing institutional asset classes
  Analysis of the DVIO Index, providing a data-driven view of capital flows across digital assets

Asset managers, institutional investors, and allocators interested in attending can request further details at events@defi.tech.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) (Brazil B3: DEFT31) is a financial technology company building for the convergence of traditional capital markets and decentralized finance ("DeFi"). As a publicly listed and vertically integrated digital asset platform, DeFi Technologies provides familiar, simple, secure, and regulated access to the digital asset economy through investment products, trading and liquidity infrastructure, research, and strategic capital deployment. Its business includes Valour, a leading issuer of regulated digital asset ETPs; Stillman Digital, an institutional-grade digital asset trading and liquidity platform; and DeFi Alpha, the Company's internal business line focused on opportunistic trading, arbitrage, and other capital markets strategies. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the gateway between traditional finance and the future of digital assets.

Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/.

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, the listing of Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia:https://www.prnewswire.com/news-releases/defi-technologies-announces-partnership-with-omfifs-digital-monetary-institute-and-confirms-participation-at-the-digital-money-summit-2026-in-london-302766778.html

SOURCE DeFi Technologies Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2026/08/c9911.html

%CIK: 0001888274

For further information: For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech; For further information, please contact: Johan Wattenström, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 08-MAY-26